Intec Pharma Ltd.

12 Hartom Street, Har Hotzvim

Jerusalem 9777512

Israel

June 16, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intec Pharma Ltd.
Registration Statement on Form S-1 File No. 333-238973

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intec Pharma Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-238973) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on June 16, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Name:	Nir Sassi
Title:	Chief Financial Officer